NEWS RELEASE  January 11, 2006

Trading Symbol: AMM –TSX, AAU- AMEX

www.almadenminerals.com

Drilling intersects High-grade Gold at the Elk Project, B.C.

In 2005 a diamond drill program was completed at the company’s wholly owned Elk Gold Project. The program consisted of 8,394 meters of NQ drilling in 36 holes. The Elk Gold Project is located roughly two kilometres (km) south of Highway 97 and 45 km southeast of Merrit in the Okanagan area of Southern British Columbia. The mine is known for its very high gold grades and in the mid 1990’s; 51,750 ounces of gold were produced from 18,400 tons of quartz vein ore extracted from the B vein system in open pit and underground operations. A resource estimate carried out by Giroux Consultants in May 2004 based on data up to and including the 2003 drill program reported global resources as shown below.

Measured and Indicated Resource					Inferred Resource
Area	Gold Cut off Grade	Tonnes	Gold Grade (g/t)	Contained Ounces Gold	Tonnes	Gold Grade (g/t)	Contained Ounces Gold
B Flat Vein	7 g/t	19,100	26.70	16,400	500	7.74	100
B Steep Vein	7 g/t	39,700	54.50	69,600	53,300	19.93	34,200
B East Vein	7 g/t	2,800	19.43	1,700	25,800	14.98	12,400
WD Vein	7 g/t	42,600	29.82	40,800	98,700	14.69	46,600
1.0 cut off open pit	1.0 g/t	564,100	4.361	79,100	1,138,900	3.126	114,500
Total		668,300	9.66	207,600	1,317,200	4.91	207,800

Four vein systems have been drilled in the Siwash area the B, WD, Bullion Creek and GCW Vein Zones. The resource only incorporates results from the B and WD vein zones where the vast majority of work has been carried out over the history of exploration at the Elk Project. The WD vein is located 200m north of the B vein system which was mined by open pit and underground methods in the early 1990’s.

The 2005 program focused on confirming the continuity of the vein structure and gold grade by drilling between existing holes on the WD vein. The high grade core of the WD vein system has now been tested at intervals of 25m along strike and 50m down dip. The vein was intersected in all holes and has a drill tested strike length of 710m and down-dip length of 430m. In addition, four holes (SND05413 to 417) were drilled to test the continuity of the WD zone to the south and west of the 2004 drill grid. All four of these holes intersected the WD zone.

The B Zone was also tested with five holes that were drilled to test the western projection of a gold shoot in the B vein that was outlined during the 2004 drill program below the existing mine workings. The targeted vein was intersected in four of these holes and one hole was not completed due to poor ground conditions. In addition the PC vein, a flat lying vein located above the B vein, was intersected in two of these holes, both of which returned significant assay results.

Five holes were drilled into the Siwash Lake Zone (“LZ”) located 700m south of the B vein to test the continuity of the veins identified in 1996 drilling.  The LZ veins were intersected in all holes and results are listed below.

Only one hole had to be abandoned owing to poor ground conditions. All completed holes intersected the projected zones. Geological interpretation and re-assaying has been completed and a summary of composite drill results greater than 10 g/t-meters Au is listed below. True widths are calculated to a minimum width of 0.5 meters based on core to vein angles and weighted according to width and specific gravity.

Hole	From (m)	To (m)	Interval (m)	True Width (m)	Zone	Gold (g/t)	Gold (oz/t)	Silver (g/t)	Silver (oz/t)
SND05410	217.31	217.89	0.58	0.5	B	73.565	2.15	62.75	1.83
SND05411	259.12	260.73	1.61	0.5	B	16.774	0.49	26.70	0.78
SND05412	269.2	269.78	0.58	0.5	B	13.662	0.40	21.78	0.64
SND05424	306.36	306.87	0.51	0.5	B	34.348	1.00	39.14	1.14
SND05426	52.24	52.75	0.51	0.5	B	31.091	0.91	67.92	1.98
SND05422	25.95	26.46	0.51	0.5	B	10.395	0.30	5.85	0.17
SLD05438	87.6	88.1	0.5	0.5	LZ	10.53	0.31	19.97	0.58
SLD05439	37.3	38.29	0.99	0.75	LZ	17.127	0.50	168.90	4.93
SND05423	225.03	225.53	0.5	0.5	PC	41.425	1.21	101.81	2.97
SND05411	229.64	230.22	0.58	0.5	PC	36.214	1.06	N/A	N/A
SND05413	171.36	172.36	1	0.5	WD	13.799	0.40	37.08	1.08
SND05425	120.8	121.66	0.86	0.65	WD	23.455	0.68	43.50	1.27
SND05426	305.03	305.76	0.73	0.5	WD	14.264	0.42	94.58	2.76
SND05427	249.23	249.97	0.74	0.5	WD	46.075	1.34	86.82	2.53
SND05429	195.23	196.65	1.42	0.5	WD	14.71	0.43	27.15	0.79
SND05432	125.85	126.5	0.65	0.5	WD	19.083	0.56	19.64	0.57
SND05434	233.48	234.05	0.57	0.5	WD	14.407	0.42	30.76	0.90
SND05415	280.99	281.7	0.71	0.5	WD	21.666	0.63	26.58	0.78
SND05417	249.45	249.98	0.53	0.5	WD	16.28	0.47	90.71	2.65
SND05420	169.47	170.25	0.78	0.5	WD	15.398	0.45	35.85	1.05
SND05421	228.06	228.77	0.71	0.5	WD	90.862	2.65	127.48	3.72
SND05422	258.16	259.78	1.62	0.5	WD	10.046	0.29	11.76	0.34
SND05430	135.57	136.09	0.52	0.5	WD	16.614	0.48	25.09	0.73

 Note:

g/t signifies grams per tonne ; oz/t signifies ounces per ton ; N/A signifies not available at the date of release

In 2001 a possible extension to the B and WD vein systems was found roughly two km along strike to the east, on the other side of an area of overburden cover and no outcrop, as part of a trenching program. Grab samples of the vein material taken at surface returned averaged analyses of 0.922 oz/ton (31.6 grams/tonne) gold and 3.04 oz/ton silver (104.4 grams/tonne). A 0.5 by 0.5 m panel sample of the same vein taken in the wall of the trench returned 0.635 oz/ton gold (21.8 grams/tonne) and 0.96 oz/ton (32.9 grams/tonne) silver. This discovery was extremely significant as it adds two kilometres of prospective, unexplored strike length to the high-grade vein system.

The qualified person and supervisor for the 2005 exploration drill program is Wojtek Jakubowski, P. Geo. All samples were analyzed at Acme Analytical Labs (“Acme”) in Vancouver using wet geochemical, fire assay and metallics techniques. Duplicate and blank samples were included in the sample shipments sent to Acme and confirmed procedural quality. Check assays were carried out by ALS Chemex Labs in Vancouver.

Management has retained a 100% interest in this project, which was originally found by Almaden staff in the late 1980’s during a regional prospecting program in Southern B.C. Since 2001 drilling by Almaden at the Elk deposit has increased the 43-101 compatible resource from a total of 141,962 contained ounces of gold in the inferred and measured resource and probable reserve categories to the resource categories stated above. A new resource estimate incorporating these 2004 results, and complying with National Instrument 43-101 requirements will be calculated by Giroux Consultants Ltd. J. Duane Poliquin, President of Almaden stated: “The Elk gold deposit represents a growing gold resource which is adding significant value to our company apart from our generative exploration efforts. The Elk gold deposit provides the potential for revenue from a high-grade gold vein system in a macro-business environment where gold is performing very well relative to currencies. We are excited about the project and will continue to move it towards production by developing and raising the confidence level of the resource through aggressive drilling projects such as that carried out in 2005.”

Almaden currently has 14 active joint venture projects including 9 in which a partner is earning an interest in an Almaden property through spending, and two regional exploration joint ventures, one with BHP Billiton World Exploration Inc. ("BHPB") to explore for copper-gold deposits in Mexico and one with Japan Oil, Gas and Metals National Corporation ("JOGMEC") to explore for base metal deposits in Mexico.

ON BEHALF OF THE BOARD OF DIRECTORS

“J. Duane Poliquin”

_______________________

J. Duane Poliquin, President

The Toronto Stock Exchange has not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management. Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward -looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.